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FOR IMMEDIATE RELEASE
---------------------
CONTACTS:
Joseph Firestone               David Pomije            Alan Lewis/Greg Euston
Electronics Boutique           Funco, Inc.             MS&L
610-430-8100                   612-946-8883            212-213-7424/212-213-7060
                                                       ALLEWIS@MSLPR.COM
                                                       GEUSTON@MSLPR.COM

              ELECTRONICS BOUTIQUE AND FUNCO JOINTLY ANNOUNCE THAT
                ELECTRONICS BOUTIQUE HAS AGREED TO ACQUIRE FUNCO,
                     BECOMING THE LARGEST SPECIALTY RETAILER
                        OF ELECTRONIC GAMES IN THE WORLD

          $110 MILLION CASH ACQUISITION WILL SOLIDIFY COMPANY'S SPECIALTY RETAIL LEADERSHIP POSITION; MORE THAN 1,000 COMBINED STORES AND NEARLY $1 BILLION IN ANNUAL REVENUE

WEST CHESTER, PA, APRIL 3, 2000 - Electronics Boutique Holdings Corp. (NASDAQ:
ELBO) and Funco, Inc. (NASDAQ: FNCO) today jointly announced a definitive merger agreement under which Electronics Boutique will acquire Funco. Electronics Boutique HTTP://WWW.EBWORLD.COM is among the world's largest specialty retailers of electronic games. Funco, a Minneapolis-based electronic games retailer, through its stores and web site, HTTP://WWW.FUNCOLAND.COM, markets interactive home entertainment, primarily through the purchase and resale of new and previously played video games, related hardware and accessories. The combined company will become the largest specialty retailer of electronic games in the world.

A wholly owned subsidiary of Electronics Boutique will offer to purchase for $17.50 per share in cash all outstanding Funco shares, or approximately $110 million, pursuant to a tender offer expected to commence in the second week in April. The acquisition is expected to be completed by late spring and is expected to be accretive to earnings per share in the current fiscal year. Industry analysts estimate the rapidly growing electronic games industry generates approximately $6.9 billion in U.S. retail sales annually. It is

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widely expected that the industry will soon surpass the size of the entire movie industry which currently generates about $7.1 billion in U.S. retail sales.

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ELECTRONICS BOUTIQUE/FUNCO
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"With this acquisition, Electronics Boutique will be able to carry out the most wide-reaching 'clicks and mortar' strategy in the electronic games industry," said Joseph Firestone, President and Chief Executive, Electronics Boutique. "We will market products to customers wherever it is convenient for them: in shopping malls, neighborhood stores and on the web."

"This is an excellent transaction for Funco's shareholders and an excellent opportunity for its employees," said David Pomije, Funco's Chairman and Chief Executive Officer. "The video game industry continues to present exciting opportunities, and the synergies between Funco and Electronics Boutique will greatly expand our companies' abilities to capitalize on those opportunities."

"Interactive entertainment continues to become the most popular form of entertainment among mass-market consumers. The significant market share gains resulting from this merger will enable Electronics Boutique to be well positioned to respond to their growing excitement about the launch of new gaming platforms, including Sony's PlayStation 2, Nintendo's 'Dolphin' and Microsoft's X-Box system," Mr. Firestone added.

Mr. Firestone of Electronics Boutique added that the transaction combines the strengths of two successful electronic games retailers who have traditionally targeted two different segments of the market. "These segments represent customers with different demographics and purchasing patterns, so the combined company will efficiently serve a larger market base without overlap or competitive cannibalization of either company's sales," said Firestone.

Electronics Boutique stores are primarily located in high traffic areas in regional shopping malls. Electronics Boutique's core customer is a game enthusiast who demands immediate access to new title releases, and generally purchases three times as many games (35 per year) as the average game consumer. Funco's stores are generally located in high traffic "strip centers" near major regional malls, or in high density neighborhood shopping areas. Funco's typical customer wants a broad selection of new and previously played electronic games, with previously played games being Funco's specialty niche.

Both companies have growing Internet-based retail operations, and the acquisition will allow for the creation of a significant online network servicing game enthusiasts with both great content and vast purchasing opportunities. Additionally, the content published in Funco's GAME INFORMER magazine and companion web site, HTTP://WWW.GAMEINFORMER.COM, immediately enhances Electronics Boutique's ability to inform its customers within the EBWorld.com network.

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ELECTRONICS BOUTIQUE/FUNCO
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The addition of Funco locations will enable Electronics Boutique to provide its online customers with face-to-face customer service in over 1,000 locations both in shopping malls and local communities, offering an added level of convenience. Funco will also benefit from the multimillion dollar state-of-the-art fulfillment and customer service operation that Electronics Boutique has implemented, which will now enable Electronics Boutique to serve the Funco customer base with a product mix featuring a deep selection of popular new release titles.

"The store associates in both companies are passionate and knowledgeable about their products, which is why customers love to shop at Electronics Boutique and FuncoLand stores," stated Mr. Firestone of Electronics Boutique. "We are first-rate, focused retailers with good locations in high-traffic areas, and we thoroughly understand what our customers want to buy and more importantly, play."

Following the acquisition, Electronics Boutique's CEO will lead the combined companies, which will have a total workforce of 7,000 employees. FuncoLand stores will retain their name, as will the company's web sites. In addition, current plans are to open approximately 125 Electronics Boutique and 60 Funco retail stores throughout the world by the end of this year.

Electronics Boutique, based in West Chester, Pennsylvania, is among the world's largest specialty retailers of video and computer games and also sells video game hardware, PC productivity software and accessories, and interactive toys and trading cards. The company currently operates 628 stores in 46 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique, EBX, EB Kids, Stop 'N Save Software and BC Sports Collectibles. The company has also established a separate e-commerce division, EB World. The company's web site can be found at HTTP://WWW.EBWORLD.COM. The company reported revenues of $728.7 million for fiscal 2000 (ended January 29, 2000), which included $14.1 million in net sales from its e-commerce division, HTTP://WWW.EBWORLD.COM.

Funco currently owns and operates 400 retail stores, that are predominately located in strip malls throughout the United States, and also operates a separate e-commerce division, located at HTTP://WWW.FUNCOLAND.COM. Funco reported sales of $206.7 million for fiscal 1999 (ended March 28, 1999), which included approximately $1.6 million in net sales from HTTP://WWW.FUNCOLAND.COM. For the nine-month period ended January 2, 2000, Funco reported a 31 percent sales increase as it generated revenues of $197.9 million, which included approximately $3.1 million in sales via its web site.

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ELECTRONICS BOUTIQUE/FUNCO
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Electronics Boutique's acquisition of Funco is subject to the satisfaction of certain conditions which include, without limitation, the following: (i) Funco shareholders shall have validly tendered and not withdrawn a number of Funco shares which, together with all Funco shares owned by Electronics Boutique and its subsidiaries represent at least 51% of the total voting power of Funco, and
(ii) the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended.

This press release contains "forward-looking statements." Electronics Boutique Holdings Corp. (NASDAQ: ELBO) and Funco, Inc. (NASDAQ: FNCO) are including this statement for the express purpose of availing themselves of the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to, each company's dependence on the continued introduction of new and enhanced video games and PC hardware and software; the cyclical nature of the video game market; the rapid technological changes which occur in the video game and PC industry; each company's ability to open and operate new stores on a profitable basis; the intensely competitive nature of the electronic game industry and its rapid changes in consumer preferences and frequent new product introductions; the seasonal nature of the retail industry; each company's dependence on its suppliers for products; risks inherent to conducting international operations; and consumer spending patterns and prevailing economic conditions. Please refer to each company's Annual Report on Form 10-K on file with the SEC for a more detailed discussion of these and other risks that could cause results to differ materially.

THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SHARES OF FUNCO, INC. AT THE TIME THE OFFER IS COMMENCED, ELECTRONICS BOUTIQUE HOLDINGS CORP. AND A WHOLLY OWNED SUBSIDIARY OF SUCH COMPANY WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND FUNCO, INC. WILL FILE A SOLICITATION /RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER. THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, WILL BE MADE AVAILABLE TO ALL SHAREHOLDERS OF

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ELECTRONICS BOUTIQUE/FUNCO
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FUNCO, INC. AT NO EXPENSE TO THEM FROM ELECTRONICS BOUTIQUE HOLDINGS CORP. AND
SUCH WHOLLY OWNED SUBSIDIARY. THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND ALL OTHER OFFER DOCUMENTS FILED WITH THE COMMISSION) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL ALSO BE AVAILABLE FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV.

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